

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

October 9, 2015

VIA E-MAIL
Mr. David P. Mathews
General Counsel of Altegris Advisors, L.L.C.
  on behalf of the registrants indicated below
1200 Prospect Street Suite 400
La Jolla, California 92037

      Re: Altegris QIM Futures Fund, L.P.
              Form 10-K for the fiscal year ended December 31, 2014
              Filed March 31, 2015
              File No. 0-53815

              Altegris Winton Futures Fund, L.P.
              Form 10-K for the fiscal year ended December 31, 2014
              Filed March 31, 2015
              File No. 0-53348

Dear Mr. Mathews:

      We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Altegris QIM Futures Fund, L.P.

Form 10-K for the year ended December 31, 2014

Item 9A: Controls and Procedures

1. In future filings, please specifically state if management applied the criteria of the 1992 Framework or the Updated 2013 Framework issued by COSO when assessing the effectiveness of the Partnership's internal control over financial reporting. Also, please apply this comment to future filings made for Altegris Winton Futures Fund, L.P.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from each of the companies acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Senior Staff Accountant
Office of Real Estate and
    Commodities